UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
      October 11, 2007

Mr. Richard Tan
Chief Executive Officer
Stone Tan China Acquisition Corp.
9191 Towne Center Drive, Suite 410
San Diego, California 92122


      Re:	Stone Tan China Acquisition Corp.
      	Amendment No. 7 to Registration Statement on Form S-1
   Filed October 5, 2007
   File No. 333-142729


Dear Mr. Tan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Summary
1. Please refer to comment one from our letters dated June 8, 2007 and July 6, 2007. Revise to briefly describe the factors that were considered in decreasing the size of the offering from $300 million to $200 million. Please address any changes to the size or nature of potential target companies as a result of the decrease.
2. We note disclosure of the co-investment on pages four, seven, and elsewhere, and the statement on page 10 regarding the co-investment`s
"price equal to the initial per share amount in the trust account."
Please revise to quantify the estimated price on page four and in the carryover paragraphs on pages 80-81. Your revised disclosure on pages 80-81 should clarify the terms of purchases from the company, including the price and whether or not and how the consideration could be used in connection with a business combination.
3. In this regard, please revise to clarify under what circumstances, if any, Messrs. Stone and Tan would not be required to purchase securities valued at $10 million. Would the securities purchase or any other agreement prevent them from purchasing securities of Stone
Tan in the open market in addition to the $10 million covered by the agreement? Also, please clarify who the "Purchasers" are as identified in the securities purchase agreement.

General
4. Please refer to your response to comment two from our letter dated
July 6, 2007. Please advise us of any clearances from the states identified on the cover page.
5. We remind you to please provide us with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.
6. With the request for acceleration, please provide the company`s representations identified at the end of our letter dated June 8, 2007.



* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding the financial statements and related matters.
Please contact James Lopez at (202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc:	Fran Stoller, Esq.
	Fax (212) 214-0706

Richard Tan
Stone Tan China Acquisition Corp.
October 11, 2007
Page 1